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SE 18005578

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section FEB 28 2018 Washington DC 408

SEC FILE NUMBER
8-65357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geneos Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9055 E. Mineral Circle Suite 200
(No. and Street)

Centennial	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Olson (303)785-8470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC
(Name – *if individual, state last, first, middle name*)

5400 W Cedar Ave	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Ray Olson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geneos Wealth Management, Inc., as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HOLLY LEES
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20164020982
MY COMMISSION EXPIRES JUN 2, 2020

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Geneos Wealth Management, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Geneos Wealth Management, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The information contained in "Supplemental Schedule" has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, supplementary schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants
We have served as the Company's auditor since 2015.
Lakewood, CO
February 27, 2018

GĔNEOS WEALTH MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		2017
Cash and cash equivalents	$	3,554,642
Deposits with clearing brokers		221,840
Receivables:		
Commissions		2,411,666
Accounts receivable		696,028
Related party (Note 3)		38,965
Clearing brokers		32,839
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $155,952		127,316
Deferred tax asset (Note 4)		605,313
Other assets		2,256,765
	$	9,945,374

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	2,326,733
Accounts payable and accrued expenses		1,862,824
Accrued salaries and benefits		553,807
Total liabilities		4,743,364
COMMITMENTS AND CONTINGENCIES (Notes 3 and 7)		
SHAREHOLDER'S EQUITY (Notes 1, 2 and 6):		
Common stock, Class A, voting, $0.0001 par value; authorized 20,000,000 shares; 1,000 shares issued and outstanding		1
Additional paid-in capital		5,455,508
Deficit		(253,499)
Total shareholder's equity		5,202,010
	$	9,945,374

The accompanying notes are an integral part of this statement.

GĕNEOS WEALTH MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gĕneos Wealth Management, Inc. (the "Company") was formed on April 12, 2002, and operates as a nationwide securities broker-dealer and investment advisor. On June 1, 2007, the board of directors approved the plan for recapitalizing the Company. All common stock and stock options that were issued by the Company were transferred to GWM Holdings, Inc. (the "Parent"). In return the Parent was issued 1,000 common shares in the Company at a par value of $.0001 per share. The recapitalization resulted in GWM Holdings, Inc. owning 100% of the outstanding shares of Gĕneos Wealth Management, Inc. In addition, all previous shareholders of the Company became the shareholders of the Parent in the same proportion as their previous ownership in the Company. The Company earns revenues from asset management advisory fees and the sale of securities, mutual funds, limited partnership interests, fixed and variable life insurance policies, fixed and variable annuities, and real estate investment trusts (REITs).

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and commission revenue and expenses are recorded on a trade date basis. Interest and dividend income are recognized in the period earned. Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At December 31, 2017, management believes all receivables to be fully collectible.

Depreciation and Amortization

The Company provides for depreciation and amortization of furniture, equipment, and software on a straight-line method based on the estimated useful lives of the assets ranging from three to seven years.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification - 740 *Accounting for Income Taxes,* ("ASC 740"), and related Interpretations. Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

Stock Option Plan

The Company has a stock-based employee compensation plan, which is described in more detail in Note 6. The Company accounts for this plan under the recognition and measurement principles of Accounting Standards Codification - 718, *Accounting for Stock-Based Compensation,* ("ASC 718") and related Interpretations.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Stock Option Plan *(concluded)*

During the year ended December 31, 2017, stock-based compensation of $27,950 is reflected in the statement of operations. The options granted under this plan had an exercise price less or equal to the fair value of the underlying common stock on the grant date.

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range between 0.83% and 2.59%; no dividend yield; volatility range between 1.13% and 3.60%; weighted-average fair value of the underlying stock of ranging between $0.10 and $2.00, and an expected life of five years.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to minimum capital requirements of $45,000 adopted and administered by the CFTC. At December 31, 2017, the Company had net capital and net capital requirements of $1,331,006 and $316,224, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.56 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

Operating Leases and Related Party Transactions

The Company has entered into a long-term non-cancelable operating lease for office space beginning December 20, 2013 and ending December 19, 2023, and a non-cancelable operating lease with an unaffiliated entity for equipment expiring through 2017. Future minimum lease payments at December 31, 2017, are as follows:

Year	Amount
2018	359,632
2019	369,096
2020	378,560
2021	388,024
2022	397,488
Thereafter	406,952
Total	$ 2,299,752

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (concluded)

Rent expense for the year ended December 31, 2017 was approximately $300,849.

The Company had a receivable from Gentech, LLC, an affiliated company which is also owned by the same parent company ,GWM Holdings, Inc. The amount of the receivable from Gentech , LLC at December 31, 2017 was $38,965. The receivable is for operating expenses such as payroll that Geneos paid on behalf of Gentech, LLC. Geneos paid Gentech $1,080,000 in 2017 for software licensing and data hosting.

NOTE 4 - INCOME TAXES

In the filing of the Company's December 31, 2017 income tax returns the Company has taxable income of approximately $122,547. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The majority of the difference relates to the treatment of the stock option compensation as mentioned in Note 6. The deferred tax asset also includes the benefit of taxable net operating loss carry forwards that the company plans on utilizing in the next 5 to 8 years.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2017, are as follows:

Deferred tax asset:		
Future tax benefit for net operating loss carry forward	$	537,516
Other temporary differences		351,044
Valuation allowance		(283,248)
Total deferred tax asset	**$**	**605,313**

The valuation allowance increased by $224,197 for the year ended December 31, 2017 after analysis of the future deductibility related to future stock option exercises . This increase in the allowance caused the booked income tax expense to increase to 225% of pre-tax net income.

NOTE 5 - DEFERRED COMPENSATION PLAN, PROFIT-SHARING PLAN AND FAIR VALUE MEASUREMENTS

The Company adopted a profit-sharing plan ("PSP") covering substantially all employees. The Company also adopted an executive bonus plan ("EBP") and an executive stock purchase plan ("ESPP") covering management personnel. The Company's contributions to the plans are determined annually by the Board of Directors. For the year ended December 31, 2017, the Company contributed approximately $363,000 to the PSP, approximately $724,549 to the EBP, and approximately $282,704 to the ESPP.

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - STOCK OPTION PLAN (concluded)

The Company has elected to follow ASC 718, and related interpretations in accounting for its employee stock options. Under ASC 718, compensation expense for the fair value of options granted to employees is being recognized over the vesting period of the options.

The total authorized number of options is 9,800,000. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate range of 0.83% and 2.59%; no dividend yield; volatility range between 1.13% and 3.35%; weighted average fair value of options ranging from $0.10 to $2.00; and an expected life of the option of five years with an actual life of ten years. The Company recorded stock option compensation for the vested options of $27,950 for the year ended December 31, 2017.

A summary of the Company's employee stock option activity and related information is as follows for the year ended December 31, 2017:

	Options	Price per share Exercise Range	Weighted-average Fair Value Per Share
Outstanding, December 31, 2016	5,747,056	$0.10 - $2.00	$ 0.19
Granted	-	-	-
Exercised	(607,065)	0.65 - 2.00	0.29
Forfeited	(415,865)	0.65 - 2.00	0.20
Outstanding, December 31, 2017	4,724,126	$0.65 - $2.00	$ 0.19

The following table represents summarized information about options outstanding at December 31, 2017.

		Outstanding Options		Exercisable options	
Range of Exercise Price	Shares	Remaining Contractual Life	Weighted Average Price	Shares	Weighted Average Fair Value
$1.25 - $2.00	4,724,126	2.52	$ 1.61	4,553,148	$ 0.10

NOTE 7 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivable and deposit from these clearing brokers could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, deposits with clearing brokers, receivables, other assets, payables and other liabilities, are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

The Company also maintains its cash balances in several financial institutions, which at times may exceed federally insured limits. As of December 31, 2017, the Company held cash of $1,263,525 in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company is involved in various litigation and disputes arising in the normal course of business. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcomes at the present time.

In 2016 the Securities and Exchange Commission ("SEC") began an examination of the registered investment advisory business of Geneos. This examination continued throughout 2017. It is the examiners' position that Geneos has breached their fiduciary duty to our clients as defined in Section 206 of the investment Advisers Act of 1940. That duty includes, among other things, an obligation to seek "best execution "for client transactions, specifically investing in the lowest-cost share class available when recommending mutual funds to clients. Geneos has denied that it breached its fiduciary duty and that our clients received all required disclosures prior to investing in mutual funds. Geneos has agreed to reimburse applicable fees to clients and pay a civil penalty $250,000 as a part of a settlement reached with the SEC. As of December 31, 2017 the amount of this reimbursement was not finalized. Geneos has calculated and accrued fee reimbursements of $1,491,350 as of December, 31, 2017 which are expected to be paid in the first quarter of 2018.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.